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                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549


                                     SCHEDULE 13D

                      UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                  (AMENDMENT NO.  1)
                      (INCLUDING A RESTATEMENT OF SCHEDULE 13D)


                         Cinergi Pictures Entertainment Inc.
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                                   (Name of Issuer)

                        Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                            (Title of Class of Securities)

                                     172470 10 6
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                                    (CUSIP Number)

                                Ronald L. Blanc, Esq.
                       Blanc Williams Johnston & Kronstadt, LLP
             1900 Avenue of the Stars, 17th floor, Los Angeles, CA 90067
                                    (310) 552-2500

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               (Name, Address and Telephone Number of Person Authorized
                        to Receive Notices and Communications)

                                    April 3, 1997
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               (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

CUSIP No. 172470 10 6




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CUSIP No. 172470 10 6                       13D
          ------ -- -


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 (1) Names of Reporting Persons.  S.S. or I.R.S. Identification Nos. of Above
     Persons

       ANDREW G. VAJNA
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 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  /X/
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 (3) SEC Use Only

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 (4) Source of Funds*
       PF
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 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
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 (6) Citizenship or Place of Organization
       U.S.A.
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Number of Shares              (7) Sole Voting Power
 Beneficially Owned                 5,863,872
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting Power
                                    0
                             --------------------------------------------------
                              (9) Sole Dispositive Power
                                    5,491,531
                             --------------------------------------------------
                             (10) Shared Dispositive Power
                                    0
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(11) Aggregate Amount Beneficially Owned by Each Reporting Person
       5,863,872 (See response to Item 5)
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(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*
      /X/
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(13) Percent of Class Represented by Amount in Row (11)
       43.6%
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(14) Type of Reporting Person*
        IN
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                    *SEE INSTRUCTION BEFORE FILLING OUT!

    Pursuant to Rule 13d-2(c) under the Securities Exchange Act of 1934, as amended, this amendment amends and restates the Reporting Person's Schedule 13D dated June 17, 1994.

ITEM 1. SECURITY AND ISSUER

    This relates to the Common Stock, $.01 par value (the "Common Stock") of Cinergi Pictures Entertainment Inc., a Delaware corporation (the "Issuer") which has an address at 2308 Broadway, Santa Monica, California 90404.

ITEM 2.  IDENTITY AND BACKGROUND

    (a)  Andrew G, Vajna

    (b)  2308 Broadway, Santa Monica, California 90404

    (c) Chairman of the Board, President and Chief Executive Officer of the Issuer, 2308 Broadway, Santa Monica, California 90404

    (d) Mr. Vajna has not during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

    (e) Mr. Vajna was not and is not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

    (f)  Mr. Vajna is a citizen of the United States.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

    The initial Schedule 13D was filed as a result of the initial public offering of the Issuer in 1994. Mr. Vajna acquired his interest in the Issuer when it was initially organized in 1989 and prior to the Issuer's initial public offering.

    Since the filing of the initial Schedule 13D, Mr. Vajna has purchased an aggregate of 66,000 shares of Common Stock (constituting less than 1% of the issued and outstanding shares of Common Stock of the Issuer) on the open market and with his personal funds.

    As reported in the Issuer's Current Report on Form 8-K dated December 30, 1996, and filed with the Commission on January 7, 1997, the Issuer has repurchased an aggregate of 744,682 shares of Common Stock from a director and former executive officer of the Issuer and from a law firm which acts as special counsel to the Issuer. Mr. Vajna held a proxy on such shares which terminated as a result of such repurchases. Since the repurchases did not result in an increase in the number of shares of Common Stock held by Mr. Vajna, no funds belonging to Mr. Vajna were required for such transactions.

ITEM 4.  PURPOSE OF THE TRANSACTION

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    The acquisition of the Common Stock described under Item 3 above was for investment purposes.

    On April 3, 1997, the Issuer and its subsidiary, Cinergi Productions N.V. Inc., entered into a Purchase and Sale Agreement with Walt Disney Pictures and Television, a subsidiary of the Walt Disney Company, to sell to Disney substantially all of the films in the Issuer's motion picture library and certain other assets. In exchange for the assets being sold to Disney, Disney has agreed to relinquish its equity interest in the Issuer (555,556 shares of Common Stock and a warrant to purchase 150,000 shares of Common Stock at an exercise price of $9.00 per share), cancel its outstanding loans to the Issuer (approximately $38,400,000 as of March 31, 1997), and assume with respect to the films and rights therein being sold to Disney, all residual and participation obligations, as well as all scheduled obligations relating to the Issuer's existing exploitation agreements. In addition, upon consummation of the sale to Disney, the Issuer's twenty-five film domestic distribution arrangement with an affiliate of Disney, under which nine films have been delivered, will be terminated. Additional information regarding the terms and conditions of the sale of the film library and the provisions of the Purchase and Sale Agreement (which is filed herewith as Exhibit D) is contained in the press release filed herewith as Exhibit E, which is incorporated herein by this reference.

    On April 3, 1997, the Issuer also announced that it does not presently intend to commence production on any additional motion pictures (although the agreement with Disney does not preclude the Issuer, pending consummation of the sale, from commencing production on films that would not be distributed by Disney) and that it is in the process of considering alternatives assuming consummation of the sale of substantially all of the films in its film library to Disney. The Issuer announced that such alternatives include disposing of the assets which are not being sold to Disney, in one or a series of transactions. The Issuer also announced that it currently anticipates that any decision made regarding its alternatives assuming consummation of the film library sale to Disney, will effectively result, after provision for the Issuer's remaining liabilities, in a cash payment to the Issuer's stockholders in exchange for their equity interests in the Issuer, although the Issuer noted no assurance can be given that the film library sale to Disney or any additional transactions will be consummated or that a cash payment of any type will be made to the Issuer's stockholders (and that no assurance can be given as to the amount of any cash payments, if made). Additional information regarding such announcement, and the Issuer's consideration of its alternatives, as well as additional information regarding other potential transactions, in contained in the press release filed herewith as Exhibit F, which is incorporated herein by this reference.

    Mr. Vajna may seek to bid for (and is engaged in preliminary discussions regarding) certain of the assets that would remain assuming consummation of the sale of the film library to Disney including, without limitation, certain development projects and the "Cinergi" name. No agreements have been entered into with respect thereto and any such agreement would be subject to approval of the Issuer's independent Board members, as well as all other applicable approvals. Any such acquisition of assets by Mr. Vajna could take place directly as a purchase of assets from the Issuer or indirectly after other assets have been sold by the Issuer to other parties.

    Consummation of the sale of the film library to Disney would result in the sale of a material amount of assets of the Issuer. Depending on the alternatives chosen by the Issuer, additional transactions could result in (i) sales of additional assets of the Issuer, (ii) dispositions of securities of the Issuer by the current holders and the acquisition of such securities by the Issuer, (iii) an extraordinary corporate transaction such as a merger or liquidation, (iv) a change in the present board of directors and management of the Issuer and in its capitalization, and/or (v) the Common Stock being delisted from the NASDAQ National Market System and becoming eligible for termination of registration under the Securities Exchange Act of 1934, as amended.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

    (a) Mr. Vajna beneficially owns 5,863,872 shares, which amount includes 372,341 shares subject to an irrevocable proxy granted to Mr. Vajna by Warren Braverman, Chief Operating Officer, Chief Financial Officer and Executive Vice President of the Issuer. According to the Issuer's Current Report on Form 8-K dated December 30, 1996, there are currently 13,446,874 shares of Common Stock outstanding (consisting of the 7,500,000 shares outstanding prior to the Issuer's initial public offering, 3,691,556 shares issued in connection with the initial public offering, 3,000,000 shares issued in connection with the Issuer's 1995 public offering and reduced by the 744,682 shares repurchased by the Issuer as described in Item 3 above.). The amount of shares beneficially owned by Mr. Vajna does not include 957,446 Shares owned by Valdina Corporation N.V. which is ultimately owned 49.9% by Mr. Vajna and 50.1% by The Mong Family Trust, which benefits certain descendants of Mong Hing Yan, including the son of Mr. Vajna. Mr. Vajna has disclaimed beneficial ownership of any of the Valdina Corporation N.V. owned shares of Common Stock as he does not have voting, investment or dispositive power with respect to such shares.

    (b) Mr. Vajna has the sole power to vote or to direct the vote of 5,863,872 shares.
         Mr. Vajna has to sole power to dispose or direct the disposition of 5,491,531 shares
         Mr. Vajna does not share the power to dispose or direct the disposition of any shares.

    (c), (d) and (e) are inapplicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

    (1) On January 1, 1994, the Issuer entered into Stock Sales and Repurchase Agreements with Mr. Warren Braverman, an executive officer of the Issuer, and Ms. Dianne Caplan Lebovits, a director and a former executive officer of the Issuer, and with the law firm of Ziffren, Brittenham, Branca
& Fischer, each to purchase 372,341 shares of Common Stock. As part of such agreements, each of the three parties agreed that such shares were subject to certain transfer restrictions and vesting restrictions and each such holder granted the right to vote all such shares to Mr. Vajna pursuant to an irrevocable proxy (which continues during such holder's ownership of the shares for the maximum period permitted by law). The proxy and related provisions with respect to the 372,341 shares of Common Stock once held by each of Dianne Caplan Lebovits and the law firm of Ziffren, Brittenham, Branca & Fischer (which shares have been repurchased by the Issuer - See Item 3 above) have expired. As of January 1, 1997, all of Mr. Braverman's shares had vested.

    (2) Pursuant to an Employment Agreement between Mr. Vajna and the Issuer dated as of January 1, 1994, for a term of five years, Mr. Vajna was given demand registration rights for the shares owned by him. The Issuer has agreed to use its best efforts to register any of Mr. Vajna's unregistered shares upon his demand. The Issuer may satisfy this obligation by causing such shares to be registered in connection with any registration statement for Common Stock or other securities of the Issuer. All costs of such registration (except any underwriting discounts should Mr. Vajna determine to seek an underwriter for such shares in connection with such registration) shall be borne by the Issuer and the parties shall negotiate such cross indemnifications, standstill agreements and other provisions as are typically negotiated in registration statements of a similar kind.

    (3) Management of the Issuer, including Mr. Vajna, has agreed to vote its shares of Common Stock in favor the of the sale of the Issuer's film library to Disney in accordance with the terms of the agreement with Disney.

    The foregoing agreements are attached as Exhibits A, B, C and D hereto and incorporated herein by this reference.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

    The following documents are attached as Exhibits:

A. Stock Sale and Repurchase Agreement dated as of January 1, 1994, between the Issuer and Warren Braverman. Incorporated by reference to
         Exhibit 10.21 to the Issuer's registration statement on Form S-1 filed with the Securities and Exchange Commission on April 29, 1994 (Registration No. 33-783386).

B. Employment Agreement, dated as of January 1, 1994, between the Issuer and Andrew G. Vajna. Incorporated by reference to Exhibit 10.1 to the Issuer's Registration Statement on Form S-1, filed with the Securities and Exchange Commission on April 29, 1994 (Registration No. 33-783386).

C. Letter Agreement, dated as of December 16, 1994, between the Issuer and Andrew G. Vajna amending his Employment Agreement dated as of January 1, 1994. Incorporated by reference to Exhibit 10.2 to the Issuer's Annual Report on Form 10-K for the fiscal year ended December 31, 1994

D. Purchase and Sale Agreement, dated April 3, 1997, by and between the Issuer and Cinergi Productions N.V. Inc. and Walt Disney Pictures and Television Incorporated. Incorporated by reference to Exhibit 2.1 to the Issuer's Current Report on Form 8-K dated April 3, 1997.

E. Press Release issued on April 3, 1997 regarding sale of the Issuer's film library. Incorporated by reference to Exhibit 99.1 to the Issuer's Current Report on Form 8-K dated April 3, 1997.

F. Press Release issued on April 3, 1997 regarding the Issuer's consideration of future plans. Incorporated by reference to Exhibit
         99.2 to the Issuer's Current Report on Form 8-K dated April 3, 1997.

                                      SIGNATURE



    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 10, 1997                                     /s/ Andrew G. Vajna
                                                --------------------------
                                                      Andrew G. Vajna


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                                  INDEX TO EXHIBITS


                                                          SEQUENTIALLY NUMBERED
EXHIBITS                                                            PAGE NUMBER
A.       Stock Sale and Repurchase Agreement dated as of January 1, 1994, between the Issuer and Warren Braverman.  Incorporated by reference to
         Exhibit 10.21 to the Issuer's registration statement on Form S-1 filed with the Securities and Exchange Commission on April 29, 1994
         (Registration No. 33-783386).

B. Employment Agreement, dated as of January 1, 1994, between the Issuer and Andrew G. Vajna. Incorporated by reference to Exhibit 10.1 to the Issuer's Registration Statement on Form S-1, filed with the Securities and Exchange Commission on April 29, 1994 (Registration No.
         33-783386).

C. Letter Agreement, dated as of December 16, 1994, between the Issuer and Andrew G. Vajna amending his Employment Agreement dated as of January 1, 1994. Incorporated by reference to Exhibit 10.2 to the
         Issuer's Annual Report on Form 10-K for the fiscal year ended December
         31, 1994

D.       Purchase and Sale Agreement, dated April 3, 1997, by and between the
         Issuer and Cinergi Productions N.V. Inc. and Walt Disney Pictures and
         Television Incorporated. Incorporated by reference to Exhibit 2.1 to the Issuer's Current Report on Form 8-K dated April 3, 1997.

E. Press Release issued on April 3, 1997 regarding sale of the Issuer's film library. Incorporated by reference to Exhibit 99.1 to the Issuer's Current Report on Form 8-K dated April 3, 1997.

F. Press Release issued on April 3, 1997 regarding the Issuer's consideration of future plans. Incorporated by reference to Exhibit
         99.2 to the Issuer's Current Report on Form 8-K dated April 3, 1997.